AMENDMENT NO. 43 TO MANAGEMENT AGREEMENT

This Amendment No. 43 to the Management Agreement dated December 8, 2000, as amended (the “Agreement”), by and between Met Investors Series Trust (the “Trust”) and Met Investors Advisory Corp. (a predecessor to MetLife Advisers, LLC) (the “Adviser”), is entered into effective the 1st day of October, 2013.

WHEREAS the Agreement provides for the Adviser to provide certain services to the Trust for which the Adviser is to receive agreed upon fees; and

WHEREAS the Adviser and the Trust desire to make certain changes to the Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Adviser and the Trust hereby agree that the Agreement is amended as follows:

1. Schedule A of the Agreement with regard to the Lord Abbett Mid Cap Value Portfolio hereby is amended in whole to read as follows:

Portfolio	Percentage of average daily net assets
Invesco Mid Cap Value Portfolio (formerly, Lord Abbett Mid Cap Value Portfolio)	0.700% of the first $200 million of such assets plus 0.650% of such assets over $200 million up to $500 million plus 0.625% of such assets over $500 million

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 1st day of October, 2013.

MET INVESTORS SERIES TRUST		METLIFE ADVISERS, LLC

By:	/s/ Jeffrey L. Bernier	By:	/s/ Alan C. Leland, Jr.
	Jeffrey L. Bernier		Alan C. Leland, Jr.
	Vice President		Chief Financial Officer & Treasurer